Executed



13003109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 20 consecutively numbered pages.
The exhibit index appears on page 18.

MASCO CORPORATION 401(k) PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, MI 48034-2366

T 248.262.1950
F 248.350.3581
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Masco Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Masco Corporation 401(k) Plan (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Masco Corporation 401(k) Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, MI
June 20, 2013



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Masco Corporation 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Masco Corporation 401(k) Plan (the "Plan") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 15, 2012

PricewaterhouseCoopers LLP, One Detroit Center, 500 Woodward Avenue, Detroit, MI 48226
T: (313) 394 6000, F: (313) 394 6555, www.pwc.com

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

ASSETS	**2012**	**2011**
Investments, at fair value:		
Mutual funds	$572,648,550	$503,309,532
Company stock fund	11,696,502	7,502,528
Brokerage accounts	6,277,598	4,217,770
Total investments	590,622,650	515,029,830
Receivables:		
Notes receivable from participants	18,470,454	17,301,962
Participant contributions	124,077	834,183
Employer contributions	2,965,490	3,423,741
Total receivables	21,560,021	21,559,886
NET ASSETS AVAILABLE FOR BENEFITS	$612,182,671	$536,589,716

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 56,942,335
Interest and dividend income	17,317,842
Total investment activity	74,260,177
Participant contributions	39,118,396
Employer contributions	19,209,183
Interest income on notes receivable from participants	623,380
Total additions	133,211,136
Deductions:	
Benefit payments	(55,671,348)
Other	(191,696)
Total deductions	(55,863,044)
Transfers:	
Net transfers out of the Plan (Note A)	(1,755,137)
Net increase	75,592,955
Net assets available for benefits:	
Beginning of year	536,589,716
End of year	$ 612,182,671

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly and salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers' tax-qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds, the Masco Corporation Company Stock fund and a brokerage account which allows participants to buy, sell or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit; these options vary in their respective strategies, risks and goals. Participants may change their investment options daily.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) investment earnings, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions generally occurs after three years of service. At December 31, 2012 and 2011, forfeited nonvested employer contributions totaled $99,971 and $7,105, respectively. The forfeited amounts were used in each succeeding year to reduce employer contributions.

A. Description of Plan, concluded:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Notes Receivable from Participants.* Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are paid ratably through payroll deductions.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

During 2012, several transfers were executed within the Masco Corporation 401(k) and the Masco Corporation Hourly 401(k) Plans in an effort to consolidate multiple accounts held by participants of the Plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $426,103 at December 31, 2012.

Effective December 31, 2012, Masco Framing Corp. and Precision Framing Systems, Inc. were deleted as currently participating employers and added as formerly participating employers. As a result of this event, net assets of $(2,181,240) transferred out of the Plan.

B. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America("GAAP")) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

B. **Summary of Significant Accounting Policies,** continued:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain mutual funds and investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2012 and 2011.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

B. Summary of Significant Accounting Policies, concluded:

New Accounting Pronouncements

In May 2011, the FASB issued *Accounting Standards Update 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")*. This update is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The update is effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Plan's financial statements.

In December 2011, the Financial Accounting Standards Board ("FASB") amended Accounting Standards Codification ("ASC") Topic 210, "Balance Sheet," requiring companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective retrospectively for interim and annual periods beginning on or after January 1, 2013. Plan management anticipates the adoption of this guidance will not have a material impact on the Plan's financial statements.

C. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31, 2012 and 2011.

	2012	2011
PIMCO Total Return Fund - Institutional Class	$68,017,524	$58,633,970
Fidelity Retirement Government Money Market Portfolio	$48,826,167	$49,564,475
Harbor Capital Appreciation Fund - Institutional Class	$43,428,930	$ ---
Artisan Mid Cap Fund - Investor Class	$41,188,695	$36,548,845
Fidelity Independence K Fund	$30,966,409	---
Fidelity Independence Fund	$ ---	$27,875,071
Fidelity Magellan® Fund	$ ---	$38,478,761

During 2012, the Plan's investments (including gains and losses on investments sold during the year as well as investments held at year-end) appreciated (depreciated) in value as follows:

Mutual Funds	$ 52,320,232
Brokerage accounts	184,089
Masco Corporation Company Stock Fund	4,438,014
	$ 56,942,335

At December 31, 2012 and 2011, the Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $11,449,958 and $7,360,375, respectively, and cash and money market investments of $246,544 and $142,153 respectively.

D. **Fair Value Measurements:**

Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Brokerage accounts: Participant directed investments that could include common stocks, mutual funds, corporate or government bonds or other investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D. **Fair Value Measurements,** concluded:

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Domestic equity funds	$264,109,452	$ --	$ --	$264,109,452
Lifecycle funds	126,044,748	--	--	126,044,748
Bond fund	68,017,524	--	--	68,017,524
Money market fund	48,826,167	--	--	48,826,167
International funds	47,674,417	--	--	47,674,417
Balanced fund	17,976,242	--	--	17,976,242
Company stock fund	11,696,502	--	--	11,696,502
Brokerage accounts	6,277,598	--	--	6,277,598
Total assets at fair value	$590,622,650	$ --	$ --	$590,622,650

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Domestic equity funds	$233,262,645	$ --	$ --	$233,262,645
Lifecycle funds	105,361,445	--	--	105,361,445
Bond fund	58,633,970	--	--	58,633,970
Money market fund	49,564,475	--	--	49,564,475
International funds	42,061,821	--	--	42,061,821
Balanced fund	14,425,176	--	--	14,425,176
Company stock fund	7,502,528	--	--	7,502,528
Brokerage accounts	4,217,770	--	--	4,217,770
Total assets at fair value	$515,029,830	$ --	$ --	$515,029,830

E. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Concluded

F. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Masco Corporation 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

G. **Related Party Transactions:**

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2012. Notes receivable from participants are also considered party-in-interest transactions.

H. **Subsequent Events:**

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
	PIMCO Total Return Fund-Institutional Class	Bond Fund 6,051,381 shares		$ 68,017,524
	Artisan Mid Cap Fund-Institutional Class	Domestic Equity Fund 1,054,768 shares		41,188,695
	JP Morgan Mid Cap Value Fund -Institutional Class	Domestic Equity Fund 904,212 shares		25,308,883
	Vanguard Wellington Fund-Admiral Class	Balanced Fund 307,549 shares		17,976,242
	American Beacon Small Cap Value Fund-PA Class	Domestic Equity Fund 528,300 shares		11,252,796
	Wells Fargo Advantage Small Cap Value Fund -Investor Class	Domestic Equity Fund 260,831 shares		8,424,829
	Thornburg International Value Fund	International Fund 620,182 shares		17,389,903
	Harbor Capital Appreciation Fund - Institutional Class	Domestic Equity Fund 1,021,377 shares		43,428,930
**	Fidelity Retirement Government Money Market Portfolio	Money Market Fund 48,826,167 shares		48,826,167
**	Fidelity Independence K Fund	Domestic Equity Fund 1,194,692 shares		30,966,409
**	Spartan® U.S. Equity Index Fund	Domestic Equity Fund 577,085 shares		29,137,047
**	Fidelity Low-Priced Stock Fund	Domestic Equity Fund 678,360 shares		26,774,826
**	Fidelity Fund K	Domestic Equity Fund 706,475 shares		25,284,727
**	Fidelity Equity Dividend Income K Fund	Domestic Equity Fund 1,147,525 shares		22,342,310
**	Fidelity Emerging Markets K Fund	International Fund 527,704 shares		12,226,907
**	Fidelity Diversified International K Fund	International Fund 604,135 shares		18,057,607

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2012

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
**	Fidelity Freedom K Income Fund®	Lifecycle Fund 209,759 shares		2,449,992
**	Fidelity Freedom K 2000 Fund®	Lifecycle Fund 112,239 shares		1,326,661
**	Fidelity Freedom K 2005 Fund℠	Lifecycle Fund 19,120 shares		241,481
**	Fidelity Freedom K 2010 Fund®	Lifecycle Fund 594,903 shares		7,662,356
**	Fidelity Freedom K 2015 Fund℠	Lifecycle Fund 609,151 shares		7,894,598
**	Fidelity Freedom K 2020 Fund®	Lifecycle Fund 1,444,136 shares		19,336,975
**	Fidelity Freedom K 2025 Fund℠	Lifecycle Fund 1,122,636 shares		15,245,401
**	Fidelity Freedom K 2030 Fund®	Lifecycle Fund 1,972,780 shares		27,066,530
**	Fidelity Freedom K 2035 Fund℠	Lifecycle Fund 1,067,973 shares		14,812,786
**	Fidelity Freedom K 2040 Fund®	Lifecycle Fund 1,087,653 shares		15,129,260
**	Fidelity Freedom K 2045 Fund℠	Lifecycle Fund 687,191 shares		9,682,516
**	Fidelity Freedom K 2050 Fund℠	Lifecycle Fund 350,556 shares		4,949,856
**	Fidelity Freedom K 2055 Fund℠	Lifecycle Fund 24,757 shares		246,336
	Masco Corporation Company Stock Fund	Company Stock Fund 2,044,843 shares		11,696,502
		**Masco Corporation Common Stock	$11,449,958	
		Cash and Money Market	$246,544	
	Brokerage account	Brokerage Accounts 6,277,598 shares		6,277,598
**	Notes Receivable from Participants	Ranging 1-15 years maturity with Rates of Interest, 3.25% - 10.5%		18,470,454
				$ 609,093,104

* Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan

Date: June 20, 2013

By: 

John G. Sznewajs
Vice President, Treasurer and Chief Financial Officer
Authorized Signatory

MASCO CORPORATION 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP relating to the Plan's financial statements
23.2	Consent of PricewaterhouseCoopers LLP relating to the Plan's financial statements

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 20, 2013, with respect to the financial statements and supplemental schedule included in the Annual Report of the Masco Corporation 401(k) Plan on Form 11-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statements of Masco Corporation on Form S-8 (File Nos. 333-74815 effective March 22, 1999 and 333-168827 effective August 13, 2010).

Grant Thornton LLP

Southfield, Michigan
June 20, 2013



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-74815 and 333-168827) of Masco Corporation of our report dated June 15, 2012 relating to the financial statements of the Masco Corporation 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 20, 2013

PricewaterhouseCoopers LLP, One Detroit Center, 500 Woodward Avenue, Detroit, MI 48226
T: (313) 394 6000, F: (313) 394 6555, www.pwc.com